November 19, 2024

Say Leong Lim
Chief Executive Officer
Globalink Investment Inc.
200 Continental Drive, Suite 401
Newark, Delaware 19713

       Re: Globalink Investment Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 8, 2024
           File No. 001-41122
Dear Say Leong Lim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Guillaume de Sampigny